METROPOLITAN
HOLDINGS LIMITED

[redacted]
04024371

7 April 2004

RECEIVED
APR 12 2004
SEC MAIL PROCESSING SECTION WASH. D.C. 158

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam

Metropolitan Holdings Limited
Rule 12g3-2(b) exemption number: 82-34755
Form – F6 registration number: 333-111300
CUSIP number: 592144109

The documents attached are those issued and submitted to the company's shareholders and regulatory bodies since our previous correspondence dated 16 January 2004.

Listed below are the documents attached:

- Update 19 January 2004 – Metropolitan establishes ADR programme in New York
- SENS announcement 26 February 2004 – Trading statement and cautionary announcement
- Update 10 March 2004 – Metropolitan management team delivers
- Investor presentation – Year-end results 2003
- Annual report 2003

PROCESSED
APR 21 2004
THOMSON FINANCIAL

I hope you find these documents in order.

Yours truly,

Michelle Lotz
Group finance manager
Metropolitan Holdings Limited

4/20

update
METROPOLITAN
HOLDINGS LIMITED

19 January 2004

Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

Metropolitan establishes ADR programme in New York

Metropolitan Holdings Limited has established an American Depositary Receipt (ADR) programme in the United States in order to facilitate US investment in its shares.

Institutional and individual investors in the US can purchase ADRs representing ordinary Metropolitan shares through their customary US broker dealer arrangements and take delivery of the US instrument. All rights associated with the ordinary share, such as dividends and voting rights, are made available to ADR holders.

The price of the ADR is denominated in dollars, and reflects the rand price of the underlying share. ADRs can be traded over-the-counter in the US.

Metropolitan's ADR programme was granted effectiveness on 30 December 2003 after the Washington-based Securities and Exchange Commission (SEC) accepted Metropolitan on to the list of non US companies that are exempt from full SEC reporting obligations, and reviewed its ADR registration statement. Thanks to its exemption, Metropolitan is not subject to US GAAP reporting requirements, nor the corporate governance rules associated with the 2004 Sarbanes-Oxley Act.

The depositary bank for the ADR programme is The Bank of New York. Each ADR represents 10 shares in Metropolitan Holdings Limited.

The CUSIP number for clearing and settlement in the US DTC system is 592144109, and the trading symbol MPOHY.

Metropolitan joins 33 other South African companies with unlisted (or level 1) ADRs. These companies benefit from the fact that they do not incur listing or reporting costs. A further 10 SA companies have ADRs listed on either the NYSE or the NASDAQ.

Metropolitan believes that its free float, its active investor relations programme and the establishment of its ADR programme will help to make it attractive to overseas investors.

The main advantages of the ADR programme are:

- broadens the shareholder base by increasing the number of potential investors
- raises the profile of the company in the US equity markets
- adds incremental liquidity to global trading volume

- facilitates ownership by US employees.

As a matter of interest, in 2002 the trading volume for SA ADRs was $23.8 billion, with South Africa ranked 8th in the world for ADR trading volumes.

In certain instances, ADRs represent up to 80% of the issued share capital of SA companies while some of these companies have as many as 50 000 ADR holders.

Currently some 2 100 companies participate in ADR programmes in over 70 countries worldwide.

end

2004-02-26 13:52:35
METROPOLITAN HOLDINGS LIMITED - TRADING STATEMENT AND CAUTIONARY ANNOUNCEMENT
METROPOLITAN HOLDINGS LIMITED
Formerly New Africa Capital Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
("Metropolitan" or "the Company")
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
TRADING STATEMENT AND CAUTIONARY ANNOUNCEMENT
Metropolitan is currently finalising its results for the year ended 31 Decembe 2003, which will be published on 10 March 2004. In terms of the amendments to the JSE Listings Requirements that became effective on 1 September 2003, companies are required to disclose any material change in their comparative financial results. In compliance with this requirement, Metropolitan advises that both the earnings and headline earnings will be substantially higher ("substantially" being a change equal to or greater than 30%, as defined by th JSE Listings Requirements). This is mainly as a result of the capital a reciation on investment assets arising from the equity market movements in the 2003 financial year relative to that of 2002. This item is not taken into account for the purposes of calculating the core headline earnings.
The financial information on which this trading statement is based has not bee reviewed or reported on by the Company"s auditors. Shareholders are therefore advised to exercise caution when trading in the Company"s shares until the results are published.
Cape Town
26 February 2004
Sponsor in South Africa
Merrill Lynch South Africa (Proprietary) Limited
Sponsor in Namibia
Simonis Storm Securities (Proprietary) Limited
Date: 26/02/2004 01:52:37 PM Produced by the JSE SENS Department

update
METROPOLITAN
HOLDINGS LIMITED

10 March 2004

Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.

Metropolitan management team delivers

Summary

- Substantial increase in overall profitability
- Significant growth in new business premium income
- Costs well contained
- Resulting in increases of
  - 15% in core headline earnings
  - 19% in group embedded value

- There has been a striking improvement in all aspects of Metropolitan's financial and operational performance for the year ended 31 December 2003.

- Results exceeded the expectations of investment analysts and fund managers, with the group having achieved some unprecedented percentage increases in current market conditions. The results buck the trend amongst the other large life companies whose life insurance profitability came under pressure in 2003.

- "Our figures speak for themselves, providing clear evidence that, thanks to incisive interventions by management, we are delivering on our promises to stakeholders. By writing more and better new business at a reduced cost while at the same time improving our investment performance in absolute terms, we have increased our profitability and enhanced our ability to meet stakeholder expectations," says group chief executive Peter Doyle.

- Following a decrease in 2002, the 2003 increase in life administration expenses was limited to 8% thanks to an unrelenting focus on effective cost management. The 8% was in line with the increase assumed by the actuaries at the beginning of the year.

- With management single-mindedly pursuing unit cost reductions, the actual cost of issuing an ordinary business policy decreased by 12% while renewal costs declined to R84 per policy.

- Further cost reductions and improvements in lapse rates remain key areas of focus for the group.

- Retail recurring premium new business was up 20% while retail single premium business showed solid growth of 16%, a particularly commendable achievement in the depressed single premium market.

- The retail annual premium equivalent (APE) also increased by 20%. APE, which comprises net new recurring premiums plus 10% of single premiums, is the best indicator of the overall growth in Metropolitan's core retail business.

- The group extended a twenty year unbroken record by achieving R3.1 billion in net fund inflows from clients, thanks largely to improved life insurance new business production both locally and internationally.

- "Given that we are first and foremost a life insurer, it is most encouraging that our life operations alone were responsible for R2 billion, or almost two thirds, of the inflows," says Doyle. "Unlike many of our competitors, we are not dependent to any significant extent on income from non-life sources. We are also the only large listed life company in SA without exposure to a banking balance sheet."

- "Industry commentators are starting to speculate about the future viability of certain segments of the life insurance market in South Africa. However, we believe the three factors that currently differentiate us from our competitors - our low and middle income market focus, our brand and our empowerment positioning - afford us more than adequate scope for increasing both our inflows and our profits."

- "The fact that we remain the best positioned competitor in the growing emerging market segments, with minimal reliance on the largely saturated segments at the upper end of the market, augurs particularly well for our future growth."

- The higher quantity and quality of life insurance new business, coupled with the lower cost of putting it on the books, resulted in an exceptional 51% increase in the embedded value thereof to R103 million, compared with R68 million in 2002.

- At R7.6 billion, the embedded value of the group as a whole was 19% up (2002: R6.3 million), with a 17% increase in embedded value per share from R9.11 to R10.68.

- Retail operating profit before tax grew by 37% from R206 million to R283 million.

- "A retail margin of 8.2% in 2003, compared to a breakeven situation in 2002, highlights the fact that we are once again writing retail new business at a profit. It is exciting to be able to report that a 12.4% margin was achieved in the second half of the year. However, a great deal still needs to be done for us to raise this level of profitability still further," says Doyle.

- The other three businesses in the group continued to operate profitably, with the corporate business also recording a healthy increase of 17% in operating profits before tax. In the international business, Metropolitan Botswana and Metropolitan Namibia increased their operating profit by 98% and 104% respectively.

- Metropolitan's core headline earnings, the most meaningful measure of the group's overall performance, increased by 15% to R434 million, with the retail and corporate businesses recording growth of 22% to R 207 million and 18% to R111 million respectively. However, core headline earnings for the health and international businesses declined due to the start-up costs of new foreign operations.

- Headline earnings were boosted by inherently volatile factors like capital appreciation on investment assets and actuarial basis changes.

- At 62 cents, core headline earnings per share were up 12.4 % from the previous year's 55 cents.

- A final dividend of 25 cents per share was declared, resulting in a total dividend for 2003 of 43 cents per share, 13% higher than in 2002.

- Improved investment markets in the second half of the year, together with the implementation of downside protection strategies throughout 2003, contributed to increased funding levels in all smoothed bonus portfolios and helped to strengthen the group's capital position still further.

- Absolute investment returns were generally much better than in the previous two years. The return on shareholders' funds was an excellent 21%, driven primarily by good equity stock selection.

- Metropolitan's group CAR (capital adequacy requirement) cover, at 3.6 times, remains one of the highest in the industry.

- "We are currently assessing how best to utilise this excess capital; a return of capital to shareholders is one of the options under consideration and they will be kept informed of developments in this regard," says Doyle.

- Negotiations with prospective broad-based empowerment partners who will add value at both a strategic and an operational level are ongoing.

- Doyle says that despite all the talk about the need for further consolidation in the life industry, Metropolitan is not on the acquisition trail. "We are confident that ours is a growth model that will ensure continued business success, and while we will always give due consideration to opportunities that will create sustainable shareholder value, we undoubtedly have the capacity, and the potential, to go it alone."

end

METROPOLITAN HOLDINGS FINANCIAL SERVICES GROUP

GROUP RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

- Embedded value of life insurance new business up 51%
- Retail recurring premium new business up 20%
- Retail operating profit before tax up 37%
- Group embedded value up 19%
- Twenty year unbroken record of positive cashflows
- Growth in dividend per share of 13%
- Core headline earnings up 15%

DIRECTORS' STATEMENT

The directors take pleasure in presenting the audited, unqualified annual financial statements of the Metropolitan Holdings Financial Services Group for the year ended 31 December 2003.

These results are prepared in accordance with the provisions of the South African Companies Act and the Long-term Insurance Act and comply with South African Statements of Generally Accepted Accounting Practice (GAAP); guidelines issued by the Actuarial Society of South Africa; and the disclosure requirements of the JSE Securities Exchange South Africa (JSE).

Presentation of financial statements

The consolidated financial statements are prepared on the fair value and going concern bases. The group's principal accounting policies are consistent with those applied at 31 December 2002.

AC133 Financial instruments: recognition and measurement; and ED165 Insurance contracts

A draft International Financial Reporting Standard (IFRS) on Insurance Contracts (Phase I) (ED5 or South African ED165) was issued for comment on 31 July 2003. This standard is due to come into force for listed insurers in Europe and Australia in 2005. The prior implementation of AC133 in South Africa has, however, raised many uncertainties about aspects of the statement relating to the insurance sector. The equivalent international statement, IAS39, is also only effective in 2005. An ongoing process to develop guidance for this sector, from both an accounting and an actuarial perspective, could result in changes to the treatment followed in these results.

Core headline earnings are defined by the group as operating profit plus investment income on shareholder assets. Capital appreciation, investment variances and actuarial basis changes, while part of headline earnings, are excluded from core headline earnings as they tend to be volatile by nature. Core headline earnings therefore present a more meaningful and stable earnings figure, and are directly comparable to the figures disclosed in previous reports.

Corporate transactions

- The name of the listed holding company was changed from "New Africa Capital Limited" to "Metropolitan Holdings Limited" with effect from 15 December 2003.
- An offer was made to all shareholders who held in aggregate less than 100 Metropolitan Holdings Limited shares at the close of business on 12 December 2003. Shareholders were given the opportunity to sell their odd-lot holdings to the company at the offer price of R6.53 plus a premium of 5%, or to subscribe for a sufficient number of additional Metropolitan Holdings Limited shares at the offer price in order to increase their odd-lot holdings to 100 shares, or to retain their odd-lot holdings. As a result of this offer, a net 348 160 shares were bought back at a cost of R2.4 million and cancelled, while the number of shareholders reduced from 29 203 to 10779. These shares were deducted from shareholders' equity.

- The company was authorised, as a specific approval in terms of section 85 of the Companies Act, 1973 as amended, to repurchase 36 356 142 Metropolitan Holdings ordinary shares held by New Africa Investments Limited (NAIL) or its successors-in-title. This specific authority is subject to a number of conditions and is to remain valid until the next annual general meeting of the company.

REVIEW OF OPERATIONS AND PROSPECTS

- The past year saw further improvements in all aspects of the business.
- The increase in the flow of new business, particularly on the retail side, was extremely positive.
- The unbroken record of positive cashflow from clients continued, exceeding R3 billion for the year.
- An increase of 20% in the new business annual premium equivalent (APE) for the retail business can be attributed to solid growth in both recurring and single premium income.
- Despite the surge in new business, lapse and surrender rates continued to improve; however, this remains a focus area for the group.
- Following the decrease in life administration expenses in the previous year, this year's increase was contained within the assumed inflation rate despite strong volume growth.
- This creditable all-round performance resulted in significant growth of 51% in the embedded value of life insurance new business, which in turn improved the retail and international profit margins.
- Improved investment markets in the latter part of 2003, together with the group's defensive investment strategy throughout the year, contributed to increased funding levels and a particularly sound capital position for the group.
- An excellent investment return of 21% was achieved on the shareholders funds, driven primarily by good equity stock selection.
- Core headline earnings, the most appropriate measure of the group's performance, grew by 15%.
- Headline earnings and earnings were boosted by capital appreciation on the shareholders' investment assets and on other assets, as well as by basis changes.
- All four businesses in the group continued to contribute positively to core headline earnings.
- Retail led the way with an increase of 37% in pre-tax operating profit while for corporate the equivalent figure was 17% up.
- In the international business, Namibia and Botswana increased their operating profits by 104% and 98% respectively; however, investments in new foreign ventures dampened international's contribution to core headline earnings.
- The core business of the health group improved with a particularly good contribution from Qualsa, the managed healthcare arm; total core headline earnings were, however, reduced by ongoing investment in the new Kenyan business.
- Shareholders' tax has continued to grow as the full effects of the existing four-fund tax legislation, together with CGT legislation, are starting to be felt.
- The economic conditions under which Metropolitan operated improved throughout 2003. The main underlying factors were further decreases in individual personal income tax together with real increases in salaries. These improvements are expected to continue into 2004.
- The improvement in the capital markets experienced in the last quarter of 2003 has been sustained during the first part of 2004.
- Metropolitan remains the largest long-term financial services group in Southern Africa focused on the low and middle income markets. The benefits of this focus, enhanced by Metropolitan's commitment to black economic empowerment, are reflected in these results.
- The board is satisfied that several significant operational issues have been successfully addressed and that operational improvements achieved in 2003 will carry on into 2004, with a strong focus on further increases in new business profit margins.

CORPORATE GOVERNANCE

The board has satisfied itself that locally recognised principles of corporate governance were applied throughout the group during the year under review. Additional governance recommendations, as set out in the second King report, are currently being addressed and implemented.

DIRECTORATE CHANGES AND DIRECTORS' SHAREHOLDING

Mr MM Ngoasheng and Dr IA Goldin, both non-executive directors, resigned from the board on 25 June and 18 August 2003 respectively. No further changes have been made to the directorate since 31 December 2002. All transactions in listed shares involving directors were disclosed on SENS as required.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

The group announced on 25 November 2003 that it had concluded an agreement to acquire the Metropolitan shares currently held by NAIL. The total capital commitments of the group as at 31 December 2003, including this repurchase, amounted to R274 million. These commitments will be funded from internal sources. The group is party to legal proceedings in the normal course of business, and appropriate provisions are made when losses are expected to materialise.

POST BALANCE SHEET EVENTS

No material post balance sheet events occurred between the balance sheet date and the date of approval of the annual financial statements.

DIVIDEND DECLARATION

The dividend policy approved by the directors, and consistent with prior years, is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term, while allowing the dividend cover to fluctuate.

A final dividend of 25.00 cents per share has been declared on 9 March 2004, giving a total dividend for 2003 of 43.00 cents and resulting in a dividend cover of 1.4 times based on core headline earnings. This dividend is payable to holders of ordinary shares recorded in the register of the company at the close of business on Friday, 2 April 2004 and will be paid on Monday, 5 April 2004. The last day to trade "cum" dividend will be Friday, 26 March 2004. The shares start trading "ex" dividend from the commencement of business on Monday, 29 March 2004. Share certificates may not be dematerialised or rematerialised between Monday, 29 March and Friday, 2 April 2004, both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to certificated shareholders on or about payment date. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 5 April 2004.

AUDIT OPINION

The auditors, Ernst & Young and PricewaterhouseCoopers Inc, have issued their opinion on the group financial statements for the year ended 31 December 2003. A copy of their unqualified report is available for inspection at the company's registered office.

WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Shareholders are advised that the cautionary announcement relating to the trading statement issued on 26 February 2004 has now been lifted.

Signed on behalf of the board

Gloria Tomatoe Serobe *Group chairman*
Peter Doyle *Group chief executive*
Cape Town, 9 March 2004

Registration number: 2000/031756/06 **Registered office:** 7 Parc du Cap, Mispel Road, Bellville 7535
Transfer secretaries: Computershare Limited (registration number 2000/006082), 70 Marshall Street, Johannesburg 2001, PO Box 61051 Marshalltown 2107
Sponsor: Merrill Lynch
JSE code: MET – NSX CODE: MTD - ISIN NO. ZAE000050456

Directors: Gloria Tomatoe Serobe (non-executive group chairman), Peter Doyle (group chief executive), Abel Sithole (executive), Preston Speckmann (executive), Ntuthukoyezwe Buthelezi, Irene Charnley, Willie Esterhuyse, Peter Lamprecht, Syd Muller, John Newbury, Marius Smith, Franklin Sonn, Johan van Reenen, Sandile Zungu
Secretary: Bongiwe Gobodo-Mbomvu

METROPOLITAN HOLDINGS – GROUP RESULTS

TABLE 1: CONSOLIDATED INCOME STATEMENT	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Income from insurance and investment business (table 6; note 6)	**1 205**	(236)
Income from administration business (note 1)	**65**	62
Income from holding company (note 2)	**140**	(131)
Income before goodwill and tax	**1 410**	(305)
Goodwill amortised	**(53)**	(52)
Income before tax	**1 357**	(357)
Shareholders' tax paid	**(272)**	(25)
Income after tax	**1 085**	(382)
Outside shareholders' share of earnings	**(21)**	(3)
Earnings	**1 064**	(385)

TABLE 2: RECONCILIATION OF HEADLINE EARNINGS	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Earnings	**1 064**	(385)
Goodwill amortised	**53**	52
Headline earnings (1)	**1 117**	(333)
Capital (appreciation)/depreciation on excess	**(494)**	729
Basis changes and investment variances	**(189)**	(18)
Core headline earnings (2) (note 3)	**434**	378

Core headline earnings per share (cents)	**62.09**	55.26
Headline earnings per share (cents)	**159.80**	(48.68)
Earnings per share (cents)	**152.22**	(56.29)
Weighted average number of shares in issue (million)	**699**	684
Dividend per ordinary listed shares (cents)		
Interim	**18.00**	17.50
Final	**25.00**	20.50
Total	**43.00**	38.00

(1) Headline earnings consist of operating profit, investment income, capital appreciation, investment variances and basis and other changes.

(2) Changes in market value of investments can be volatile, therefore core headline earnings have been disclosed which comprise operating profit and investment income only.

METROPOLITAN HOLDINGS – GROUP RESULTS

TABLE 3: CONSOLIDATED BALANCE SHEET	31.12.2003 Rm	31.12.2002 Rm
ASSETS		
Non-current assets	**35 493**	30 931
Investment assets	**34 930**	30 279
Goodwill	**337**	389
Intangible assets	**81**	97
Deferred tax	**24**	40
Tangible assets	**121**	126
Current assets	**1 615**	1 468
Total assets (note 5)	**37 108**	32 399
EQUITY AND LIABILITIES		
Capital and reserves (table 4)	**5 199**	4 329
Outside shareholders' interest	**72**	52
Non-current liabilities	**30 268**	26 610
Policyholders' fund (note 6)	**30 231**	26 600
Deferred tax	**37**	10
Current liabilities	**1 569**	1 408
Total equity and liabilities	**37 108**	32 399

TABLE 4: CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Shareholders' equity at beginning	**4 329**	5 101
Changes in share capital	**77**	(86)
Issue of share capital	**-**	-
Share premium on new issue	**79**	174
Treasury shares acquired	**-**	(110)
Shares acquired and cancelled	**(2)**	(150)
Changes in distributable reserve	**830**	(705)
Revaluation of owner-occupied properties	**33**	(33)
Earnings	**1 064**	(385)
Dividend	**(267)**	(287)
Changes in foreign currency translation reserve	**(4)**	(14)
Foreign currency translation changes	**(16)**	(4)
Transfer to policyholders' fund	**12**	(10)
Change in non-distributable reserve	**(33)**	33
Revaluation of owner-occupied properties	**(33)**	33
Shareholders' equity at end (table 3; note 9)	**5 199**	4 329

METROPOLITAN HOLDINGS – GROUP RESULTS

TABLE 5: CONSOLIDATED CASH FLOW STATEMENT	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Net cash inflow from operating activities	**1 953**	2 061
Net cash outflow from investing activities	**(1 549)**	(1 705)
Net cash in/(out)flow from financing activities	**77**	(86)
Net cash flow	**481**	270
Cash resources and funds on deposit at beginning	**3 395**	3 125
Cash resources and funds on deposit at end	**3 876**	3 395

TABLE 6: STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES	31.12.2003 Rm	31.12.2002 Rm
Total assets per balance sheet (table 3)	**37 108**	32 399
Current liabilities and deferred tax per balance sheet	**(1 606)**	(1 418)
Outside shareholders' interest per balance sheet	**(72)**	(52)
Net assets – group	**35 430**	30 929
Actuarial liabilities under unmatured policies	**(29 570)**	(25 857)
Excess – group (table 7 & 8; note 9)	**5 860**	5 072
Net assets – non-insurance	**(1 165)**	(984)
Excess – insurance and investment business	**4 695**	4 088
Change in excess of insurance and investment business	**607**	(651)
Increase in share capital	**(15)**	(7)
Foreign currency translation changes	**4**	5
Dividend paid	**278**	313
Total surplus arising	**874**	(340)
Operating profit	**246**	246
Investment income	**163**	137
Basis and other changes	**49**	61
Investment variances	**10**	(85)
Capital appreciation/(depreciation)	**406**	(699)
Surplus arising (90:10 fund)	**50**	117
Shareholder's earnings (90:10 fund)	**33**	(12)
Consolidation adjustments	**16**	(21)
Net profit from insurance and investment business	**973**	(256)
Shareholders' tax paid	**217**	5
Goodwill amortised	**15**	15
Income from insurance and investment business (before goodwill and tax) (table 1)	**1 205**	(236)
Capital adequacy requirement (CAR) (Rm)	**1 640**	1 726
Capital adequacy multiple (group excess)	**3.6**	2.9
Capital adequacy multiple (insurance and investment business)	**2.9**	2.4
Second-tier margins	**1 216**	1 078

METROPOLITAN HOLDINGS – GROUP RESULTS

NOTE 1 - INCOME FROM ADMINISTRATION BUSINESS (before tax, goodwill and outside shareholders)	12 mths to 31.12.2003 Revenue Rm	12 mths to 31.12.2003 Expenses Rm	12 mths to 31.12.2003 Total Rm	12 mths to 31.12.2002 Total Rm
Health administration	289	(259)	**30**	31
Asset management	71	(48)	**23**	20
Asset administration	37	(25)	**12**	11
Total income from administration business (table 1)	397	(332)	**65**	62

NOTE 2 – INCOME FROM HOLDING COMPANY (before tax)	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Investment income	**42**	35
Realised and unrealised capital appreciation/(depreciation)	**132**	(142)
Administration expenses	**(34)**	(24)
Net income from holding company (table 1)	**140**	(131)

NOTE 3 – ANALYSIS OF CORE HEADLINE EARNINGS	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Corporate business	**111**	94
Operating profit	**154**	132
Tax	**(43)**	(38)
Retail business	**207**	170
Operating profit	**283**	206
Tax	**(76)**	(36)
International business	**3**	13
Operating profit	**8**	16
Tax	**(5)**	(3)
Metropolitan Health Group	**20**	22
Operating profit	**24**	28
Tax	**(4)**	(6)
Shareholders' equity	**93**	79
Holding company expenses	**(34)**	(24)
Investment income on total shareholders' assets	**168**	145
Income tax on investment income	**(41)**	(42)
Core headline earnings (table 2)	**434**	378
Total operating profit	**469**	382
Holding company expenses	**(34)**	(24)
Investment income on total shareholder assets	**168**	145
Total tax	**(169)**	(125)
Core headline earnings (table 2)	**434**	378

NOTE 4 - FUNDS RECEIVED FROM CLIENTS	Gross inflow Rm	Gross outflow Rm	12 mths Net inflow 31.12.2003 Rm	12 mths Net inflow 31.12.2002 Rm
On-balance sheet				
Retail business	3 900	(2 467)	**1 433**	1 288
Corporate business	2 463	(2 281)	**182**	347
International business	721	(367)	**354**	268
Total premiums/claims (note 7, 8)	7 084	(5 115)	**1 969**	1 903
Off-balance sheet				
Health group	3 648	(3 245)	**403**	239
Corporate business	2 685	(1 951)	**734**	682
Total	13 417	(10 311)	**3 106**	2 824

NOTE 5 - ASSETS UNDER MANAGEMENT	31.12.2003 Rm	31.12.2002 Rm
Investment assets	**34 927**	30 279
Strategic investments	**3**	-
Goodwill	**337**	389
Tangible and intangibles assets	**202**	223
Current assets and deferred tax	**1 639**	1 508
Total on-balance sheet assets (table 3)	**37 108**	32 399
Unit trusts	**1 524**	1 393
Health administration	**1 577**	1 281
Metropolitan Asset Managers	**4 729**	3 649
EB segregated assets	**783**	805
Total assets under management	**45 721**	39 527

NOTE 6: POLICYHOLDERS' FUND	31.12.2003 Rm	31.12.2002 Rm
Balance at beginning	**26 600**	27 048
Inflow	**11 454**	5 583
Premiums received (note 7)	**7 084**	6 824
Investment return	**4 370**	(1 241)
Investment income	**1 762**	1 888
Realised and unrealised capital appreciation/(depreciation)	**2 608**	(3 129)
Outgo	**(6 606)**	(6 277)
Payments to policyholders (note 8)	**(5 115)**	(4 921)
Sales and distribution costs	**(741)**	(642)
Administration expenses	**(769)**	(697)
Policyholders' tax paid	**19**	(17)
Income from insurance and investment business (table 1 & 6)	**(1 205)**	236
Foreign currency translation changes	**(12)**	10
Balance at end	**30 231**	26 600
Liabilities under insurance contracts	**23 948**	21 172
Liabilities under investment contracts	**5 622**	4 685
90:10 fund surplus	**661**	743
Total (table 3)	**30 231**	26 600

NOTE 7 - PREMIUMS RECEIVED	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Recurring premiums	**4 593**	4 332
Individual life	**3 558**	3 270
Employee benefits	**1 304**	1 278
Re-insurance	**(269)**	(216)
Single premiums	**2 491**	2 492
Individual life	**1 040**	930
Employee benefits	**1 451**	1 562
Total (note 6)	**7 084**	6 824
Insurance contracts	**5 199**	5 457
Investment contracts	**1 885**	1 367
	7 084	6 824
Metropolitan Life Ltd	**6 107**	5 997
Metropolitan Odyssey Ltd	**416**	333
Metropolitan Life (Namibia) Ltd	**322**	313
Metropolitan Life of Botswana Ltd	**186**	181
Metropolitan Lesotho Ltd	**53**	-
	7 084	6 824

METROPOLITAN HOLDINGS – GROUP RESULTS

NOTE 8 – PAYMENTS TO POLICYHOLDERS	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Individual life	**2 735**	2 537
Death and disability claims	**734**	661
Maturity claims	**752**	603
Annuities	**416**	378
Surrenders	**898**	935
Re-insurance recoveries	**(65)**	(40)
Employee benefits	**2 380**	2 384
Death and disability claims	**474**	342
Maturity claims	**703**	141
Annuities	**278**	199
Withdrawal benefits	**206**	339
Terminations	**829**	1 423
Re-insurance recoveries	**(110)**	(60)
Total (note 6)	**5 115**	4 921
Insurance contracts	**3 719**	3 773
Investment contracts	**1 396**	1 148
	5 115	4 921
Metropolitan Life Ltd	**4 654**	4 468
Metropolitan Odyssey Ltd	**207**	228
Metropolitan Life (Namibia) Ltd	**176**	180
Metropolitan Life of Botswana Ltd	**75**	45
Metropolitan Lesotho Ltd	**3**	-
	5 115	4 921

NOTE 9 - ANALYSIS OF ASSETS BACKING GROUP EXCESS	31.12.2003 Rm	%	31.12.2002 Rm	%
Listed equities	**2 818**	**54.2**	2 253	52.0
Foreign investments	**439**	**8.4**	599	13.8
Properties	**373**	**7.2**	432	10.0
Fixed interest	**676**	**13.0**	384	8.9
Money market	**425**	**8.2**	166	3.8
Intangible assets	**337**	**6.5**	389	9.0
Other assets	**131**	**2.5**	106	2.5
Group net asset value (table 4)	**5 199**	**100.0**	4 329	100.0
Surplus in 90:10 fund	**661**		743	
Excess – group (table 6)	**5 860**		5 072	

METROPOLITAN HOLDINGS – GROUP RESULTS

TABLE 7: EMBEDDED VALUE	31.12.2003 Rm	31.12.2002 Rm
Excess – group (table 6)	**5 860**	5 072
Adjustments for:		
Asset management (table 15)	**150**	139
Health administration (table 15)	**74**	43
Holding company expenses	**(220)**	(163)
Surplus in 90:10 fund and goodwill (table 8)	**(807)**	(927)
Adjusted net asset value	**5 057**	4 164
Net value of in-force business	**2 493**	2 159
Individual life	**1 993**	1 745
Gross value of in-force business	**2 078**	1 860
Less: Cost of capital	**(85)**	(115)
Employee benefits	**500**	414
Gross value of in-force business	**564**	538
Less: Cost of capital	**(64)**	(124)
Embedded value (table 8)	**7 550**	6 323
Embedded value per share (cents)	**1 068**	911
Adjusted net asset value per share (cents)	**715**	600
Number of shares in issue (million) (net of 41 million treasury shares)	**707**	694

TABLE 8: EMBEDDED VALUE ATTRIBUTABLE TO GROUP	Net asset value Rm	Value of in-force Rm	31.12.2003 Total Rm	31.12.2002 Total Rm
Metropolitan Life Ltd	3 642	2 208	**5 850**	4 812
Metropolitan Odyssey Ltd	129	111	**240**	210
Metropolitan International Ltd	94	-	**94**	290
Metropolitan Life (Namibia) Ltd	146	128	**274**	177
Metropolitan Life of Botswana Ltd	58	42	**100**	73
Metropolitan Lesotho Ltd	3	4	**7**	-
Metropolitan Health Group	279	66	**345**	333
Methealth Namibia Administrators (Pty) Ltd	2	8	**10**	3
Asset management	43	150	**193**	198
Metropolitan Holdings (after consolidation adjustments)	803	(220)	**583**	411
Goodwill	(146)		**(146)**	(184)
Total embedded value (table 7)	5 053	2 497	**7 550**	6 323
Adjustment for surplus in 90:10 fund and goodwill (table 7)	807			
Excess – group (table 6)	5 860			

METROPOLITAN HOLDINGS – GROUP RESULTS

TABLE 9: ANALYSIS OF CHANGES IN GROUP EMBEDDED VALUE	Non-insurance Rm	Insurance operations Rm	31.12.2003 Total Rm	31.12.2002 Total Rm
Profit from new business	75	109	**184**	141
Point of sale	72	103	**175**	132
Expected return to end of period	3	6	**9**	9
Profit from existing business	(118)	492	**374**	(51)
Expected return	55	298	**353**	425
Operating experience variances	(47)	(3)	**(50)**	(204)
Operating assumption changes	(126)	197	**71**	(272)
Embedded value profit from operations	(43)	601	**558**	90
Investment return on net worth	144	464	**608**	(566)
Economic assumption changes	32	160	**192**	(29)
Investment variances	2	63	**65**	(347)
Exchange rate movements	-	(6)	**(6)**	(5)
Total embedded value profit	135	1 282	**1 417**	(857)
Capital raised	64	15	**79**	174
Dividend paid	11	(278)	**(267)**	(287)
Share buy-back and share issue costs	(2)	-	**(2)**	(260)
Increase in embedded value	208	1 019	**1 227**	(1 230)
Return on embedded value (%)			**22.4**	(11.3)

TABLE 10: VALUE OF LIFE INSURANCE NEW BUSINESS	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Retail business	**58**	-
Gross value of new business	**61**	8
Less: Cost of capital	**(3)**	(8)
Corporate business	**34**	60
Gross value of new business	**37**	67
Less: Cost of capital	**(3)**	(7)
International business *	**11**	8
Gross value of new business	**12**	10
Less: Cost of capital	**(1)**	(2)
	103	68

** Net of outside shareholders*

Outside shareholders' interest

Metropolitan Namibia – from 1 January to 30 June 2003: 80.2%, from 1 July to 31 December 2003: 78.7%

Metropolitan Botswana – full year: 75%

METROPOLITAN HOLDINGS – GROUP RESULTS

TABLE 11: SOURCE OF NEW BUSINESS	31.12.2003 APE %	31.12.2003 Total %	31.12.2002 APE %	31.12.2002 Total %
General intermediary channel	**16**	**13**	16	17
Direct writers	**49**	**46**	43	40
Direct mail and telemarketing	**20**	**12**	27	13
Broker distribution	**15**	**29**	14	30

TABLE 12: VALUE OF NON-LIFE NEW BUSINESS	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Health administration	**36**	14
Asset management	**36**	50

TABLE 13: NEW BUSINESS PREMIUMS	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Recurring premiums		
Retail business	**608**	505
Corporate business	**178**	213
International business *	**98**	111
Individual life	**84**	92
Employee benefits	**14**	19
	884	829
Single premiums		
Retail business	**1 019**	882
Corporate business	**1 398**	1 556
International business *	**67**	54
	2 484	2 492
Annual premium equivalent (APE)	**1 132**	1 078

** Net of outside shareholders*

TABLE 14: VALUE OF NEW BUSINESS AS A % OF ANNUAL PREMIUM EQUIVALENT (APE)	Margin 31.12.2003 %	Margin 31.12.2002 %
Retail business	**8.2**	0.0
Corporate business	**10.7**	16.3
International business	**10.5**	6.9
Total	**9.1**	6.3

APE represents new recurring premiums (net of lapses at inception) plus 10% of single premiums.

TABLE 15: VALUATION OF NON-LIFE SUBSIDIARIES	Value as per balance sheet Rm	Write-up to fair value Rm	Embedded value Rm
Asset management (table 7 & 8)	43	150	**193**
Health administration (table 7 & 8)	281	74	**355**

Table 16: PRINCIPAL ASSUMPTIONS	**31.12.2003 %**	31.12.2002 %
Pre-tax investment return		
Equities	**11.3**	12.8
Properties	**11.3**	12.8
Government stock	**9.3**	10.8
Cash	**7.3**	8.8
Risk discount rate	**11.8**	14.3
Investment return (before tax) – smoothed bonus	**10.7**	12.2
Expense inflation rate	**6.5**	8.0

TABLE 17: LIFE BUSINESS: SENSITIVITIES – 31.12.2003		Change in base value of: In-force business %	New business %	Notes
1%	Increase in risk discount rate	(5.5)	(9.4)	(i)
1%	Reduction in risk discount rate	5.8	10.6	(i)
10%	Increase in initial/maintenance and recurring expenses	(7.1)	(15.5)	(ii)
1%	Increase in expense and salary inflation	(3.0)	(4.1)	(ii)
10%	Increase in assumed lapses and surrenders	(1.6)	(8.1)	
10%	Increase in mortality and morbidity for assurances / reduction in mortality for annuities	(17.2)	(62.2)	(ii)
1%	Reduction in assumed investment return	(10.7)	(6.2)	(iii)
10%	Fall in market value of assets	(6.0)		
10%	Reduction in premium indexation take-up rate (from 60% to 50%)	(1.6)	(4.7)	
10%	Reduction in the number of new policies written		(22.9)	
10%	Increase in non-commission related acquisition expenses		(19.6)	
1%	Increase in risk discount rate impact on cost of CAR	(2.3)		(iv)
1%	Reduction in risk discount rate impact on cost of CAR	2.7		(iv)
Base value before cost of CAR (rand million)		2 642	110	

(i) The risk discount rate appropriate to an investor depends on the investor's own requirements, tax position and perception of the risk associated with the realisation of the future profits of Metropolitan Holdings and its subsidiaries.

(ii) No corresponding changes in variable policy charges are assumed, although in practice it is likely that variable charges will be modified according to circumstances.

(iii) Bonus rates are assumed to change commensurately.

(iv) A change in the risk discount rate also has a noticeable effect on the cost of holding the required CAR levels. The sensitivity of the cost of CAR to changes in the other assumptions was tested and found to be immaterial (under 0.1%). Other sensitivities above exclude the impact on the cost of CAR.

TABLE 18: STOCK EXCHANGE PERFORMANCE	**12 mths to 31.12.2003**	12 mths to 31.12.2002	12 mths to 31.12.2001
Value of shares traded (rand million) *	**994**	1 652	2 472
Volume of shares traded (million) *	**165**	246	273
Shares traded (% of total shares in issue)	**23.6**	35.4	39.0
Value of shares traded – life insurance (J084 / IX42 – rand billion)	**40.8**	42.9	40.1
Value of shares traded – top 40 index (J200 / FI01 – rand million)	**653.4**	684.1	504.9
Trade prices (cents per share)			
Highest	**750**	902	1 060
Lowest	**470**	485	650
Last sale of year (31 December)	**685**	610	800
Percentage change during year	**12.30**	(23.75)	(18.28)
Percentage change – life insurance sector (J084)	**0.45**	(18.04)	(15.69)
Percentage change – top 40 index (J200)	**9.37**	(14.13)	28.41
31 December			
Price / core headline earnings ratio	**11.03**	11.04	15.24
Dividend yield % (dividend on listed shares)	**6.28**	6.23	4.38
Dividend yield – top 40 index (J200)	**2.85**	5.76	3.37
Total shares issued (million)			
Listed	**637**	635	667
Ordinary shares #	**627**	628	661
Share incentive scheme	**10**	7	6
Unlisted	**70**	59	33
Share purchase scheme	**70**	59	33
Total	**707**	694	700
Market capitalisation at year-end (rand billion)#	**4.84**	4.23	5.60
Percentage of life insurance sector	**5.96**	5.27	n/a

* 2002 is net of 33 million shares acquired for R260 million and 2001 is net of 28 million shares acquired for R234 million as part of a share buy-back.

Net of 41 million treasury shares held by a subsidiary company for both 2002 and 2003.

Investor Presentation

METROPOLITAN

PEOPLE | TRUST | PERFORMANCE

2003

Year-end results

10 | 03 | 2004

Index

Share price vs sector

METROPOLITAN



METROPOLITAN HOLDINGS LIMITED, FTSE/JSE LIFE ASSURANCE
Daily 2000/07/03-2004/03/05
1050
1000
900
800
700
600
490
13000
12000
11000
10000
9000
8000
6900
A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A
2000
2001
2002
2003
2004

Management delivered ...

METROPOLITAN

The 2003 results delivered exciting growth for our shareholders

2003 results

METROPOLITAN

PEOPLE | TRUST | PERFORMANCE

Together we can

Achievements for 2003

METROPOLITAN

‣ Embedded value of life new business	+51%
‣ Retail recurring premium new business	+20%
‣ Retail operating profit before tax	+37%
‣ Core headline earnings	+15%
‣ Dividend per share	+13%
‣ Embedded value	+19%

Achievements for 2003 in Rands

METROPOLITAN

Headline earnings	R1.1 billion
Core headline earnings	R434m
Embedded value	R7.6 billion
Net cash flow from clients	R3.1 billion
Embedded value of new business	R103m

Growth in core headline earnings

METROPOLITAN

+15% to R434m

	2002	2003	% growth
Corporate business	94	111	18
Retail business	170	207	22
International business	13	3	(77)
Health business	22	20	(9)
Shareholders' equity	79	93	18
Total	378	434	15

Strong growth in embedded value

METROPOLITAN

22% return on EV

	31/12/02 Rbn	31/12/03 Rbn	% growth
Adjusted net asset value	4.1	5.1	24
Value of in-force	2.2	2.5	14
Embedded value	6.3	7.6	19
Embedded value per share (cents)	911	1 068	17
Return on embedded value (%)	(11)	22	

NAV & NB contribution

METROPOLITAN

Movement in EV for 12 months to 31 December 2003


7800
7300
6800
6300
5800
EV Opening
Capital movements
Changes in basis
Expected return
Change in NAV
Variation economic
Variation non-economic
New Business
EV Closing
-
+
+
+
+
-
+

What management action produced these results?

PEOPLE | TRUST | PERFORMANCE

METROPOLITAN

Together we can

Management actions

METROPOLITAN

- New business margins
- Investment performance
- International growth
- Cost management
- Health business

New business margins

METROPOLITAN
Together we can

PEOPLE | TRUST | PERFORMANCE

Achieved targeted growth in value of new business

METROPOLITAN

51% growth from R68m to R103m

Total NB margin increased from 6.3% to 9.1%

... but more improvement to come in 2004

Retail margin improvement


12.4%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
-2.00%
-4.00%
-6.00%
1H01
2H01
1H02
2H02
1H03
2H03

... but further improvement planned in 2004

Retail NB production cycle


R'm
12
10
8
6
4
2
-
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
2001
2002
2003

Further reduction in lapses

METROPOLITAN


Year 2003
%
25
20
15
10
5
0
J
F
M
A
M
J
J
A
S

... but more improvement to come in 2004

Cost management

METROPOLITAN

Together we can

PEOPLE | TRUST | PERFORMANCE

Headcount changing trend

METROPOLITAN



4000
3500
3000
2500
2000
1500
1000
500
0
2000
2001
2002
2003
Indoor
Field

Growth in life expenses
(excluding commissions)

METROPOLITAN

	Compound growth	CPI adjusted growth
1 year	8.0%	1.3%
2 years	2.0%	-5.3%
3 years	5.9%	-1.1%

... but further absolute reduction in 2004

In-force growth taking off

METROPOLITAN



Number and annual value of policies in force
1850
1800
1750
1700
1650
1600
1550
1000000
995000
990000
985000
980000
975000
970000
965000
960000
955000
950000
J F M A M J J A S O N D
Number of OB policies
Value of policies

2003 unit costs

METROPOLITAN

12% reduction in actual issue cost of ordinary business policies

Renewal cost of R84 per policy

.. but further reductions planned in 2004

International operations

METROPOLITAN

Together we can

PEOPLE | TRUST | PERFORMANCE

Excellent profit growth from current international operations

METROPOLITAN

Operating profits

Namibia up 104% to N$9.0m

Botswana up 98% to P8.7m

Includes outside shareholders

Excellent EV growth from current international operations

METROPOLITAN

Embedded value

Namibia up 55% to R274m

Botswana up 37% to R100m

In ZAR and net of outside shareholders

Investing in new international opportunities

METROPOLITAN

- Lesotho established
- Metropolitan International established
- Kenyan Health operation near break-even
- New markets being explored

Excluding these investments, both International and Health grew core headline earnings

Health business

PEOPLE | TRUST | PERFORMANCE

METROPOLITAN

Together we can

Diversification @ MHG pays off ..

METROPOLITAN

- All schemes over 22.5% statutory solvency level
- OpenPlan surplus of 30%
- Income from non-admin sources now 22% of total, eg Qualsa
- 66 000 new members taken on 1 Jan 04
- Total members now 330 000, or 800 000 lives

Investment performance

METROPOLITAN
Together we can

PEOPLE | TRUST | PERFORMANCE

Investment performance contributed strongly in 2003

METROPOLITAN

- Performance exceeded all benchmarks
- Relative underweight SA equities hurt comparative performance in Q4

Total shareholders' funds delivered an investment return of 21%

How did we achieve our good investment performance

METROPOLITAN

- Equity stock picking
- Protected downside on smoothed bonus funds
- Clearly ring-fenced liability funds and mandates

Funding levels improved ...

METROPOLITAN

- For all smoothed bonus funds
- Only one ex-CU fund under 92.5%Group
- CAR cover increased from **2.9** times to **3.6** times

Capital management project in 2004

Strategy

METROPOLITAN

Together we can

PEOPLE | TRUST | PERFORMANCE

Our view on "industry consolidation"

METROPOLITAN

- Turnaround in 2003 results
- Further improvements in FY04
- Further cost reductions in FY04
- Under-valued - poor timing
- "Low-hanging fruit" for <u>our</u> shareholders
- Merger risks are underestimated
- Metropolitan better positioned to sustain profitable growth in the medium term than its competitors ...

...given our strategic view ...

Medium term scenario

METROPOLITAN

Macro environment

- Political stability
- Pressure on government to deliver
- Moderate, volatile investment returns
- Low inflation and interest rates
- Moderate GDP growth - 2% to 3%

Not very exciting, but ....

Demographic scenario ...

METROPOLITAN

Shifting dynamics in SA

- Growth in SME sector
- Growing black middle class
- Growing buying power for black people & women
- Increased use of cellular and other technologies
- Health-care impact from HIV/AIDS
- Need for low cost financial services
- Low-income access to financial services
- Impact of the financial services charter

...will impact our industry...

Impact on Metropolitan

METROPOLITAN

'Rules of the game'

- Maintain focus on growing low/middle-income markets
- Understand strong brand vs. low cost dynamic
- Explore significantly lower cost processes
- Explore innovative products & distribution
- Explore high-tech/low-income service delivery
- Explore "adjacent" markets ...

... growth, but lower cost of doing business

Adjacent market strategy

METROPOLITAN



KENYA
LESOTHO
GAUTENG
Core business
HIGH RISK
HEALTH
QUALSA
EB
ASSET MAN
Markets
Products and capabilities

Management

PEOPLE | TRUST | PERFORMANCE

METROPOLITAN

Together we can

Remaining management "issues"?

METROPOLITAN

2001/2002	2003/2004
Group structure	-
Strategic focus	-
Health funds	-
Cost growth	**Cost reductions**
NB margins	**NB margins**
NB growth	-
NB pricing	-
Lapses	-
Investment performance	-
Disclosure	-

Management confidence survey

METROPOLITAN

2002

- ✗ Focus was on confidence
- ✗ 39% survey response
- ✗ Some strong negatives
- ✓ Fewer strong positives
- ✓ Management action starting to deliver results
- ✗ Still a long way to go

2003

- ✓ Focus was on performance
- ✓ 68% survey response
- ✓ Majority agreed that performance had turned
- ✓ Need recognised need for further improvements
- ✓ Strong and committed leadership would succeed
- ✓ Management and staff "hungry for success"

Shareholder value

METROPOLITAN

PEOPLE | TRUST | PERFORMANCE

Together we can

Performance objectives aligned to shareholders' interest

METROPOLITAN

Objective	Target	Weighting
Growth in value of in-force	+11.75%	20%
Growth in headline earnings	+12%	20%
Retail NB profit margin	12.5%	10%
EB NB profits	R45m	20%
Customers	various	10%
People & empowerment	various	20%

Creating shareholder value

METROPOLITAN

- Good results
- Strong brand and focus in growth markets
- Scale business (over 5 million customers)
- Industry leader in disclosure
- Mid-cap stock, U$827 million, with good liquidity
- No exposure to bank balance sheet
- Well capitalised - plan to address capital utilisation
- Strong dividend growth

CONCLUSION

Our 2003 results delivered good performance

Our strategy demonstrates sustainable performance

METROPOLITAN

Together we can

Summary of financial information

Analysis of surplus

	Surplus Rm	90:10 FSV Rm	90:10 earnings Rm	Total Rm
2003				
Operating profit	246	29	13	288
Investment income on excess	163	(41)	6	128
Basis and other changes	49	137	-	186
Investment variances	10	-	-	10
Capital appreciation on excess	406	(75)	14	345
Net consolidation adjustments				16
	874	50	33	973
2002				
Operating profit	246	(17)	17	246
Investment income on excess	137	(50)	6	93
Basis and other changes	61	42	-	103
Investment variances	(85)	-	-	(85)
Capital appreciation on excess	(699)	142	(35)	(592)
Net consolidation adjustments				(21)
	(340)	117	(12)	(256)

METROPOLITAN HOLDINGS – GROUP RESULTS

TABLE 1: CONSOLIDATED INCOME STATEMENT	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Income from insurance and investment business (table 6; note 6)	**1 205**	(236)
Income from administration business (note 1)	**65**	62
Income from holding company (note 2)	**140**	(131)
Income before goodwill and tax	**1 410**	(305)
Goodwill amortised	**(53)**	(52)
Income before tax	**1 357**	(357)
Shareholders' tax paid	**(272)**	(25)
Income after tax	**1 085**	(382)
Outside shareholders' share of earnings	**(21)**	(3)
Earnings	**1 064**	(385)

TABLE 2: RECONCILIATION OF HEADLINE EARNINGS	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Earnings	**1 064**	(385)
Goodwill amortised	**53**	52
Headline earnings (1)	**1 117**	(333)
Capital (appreciation)/depreciation on excess	**(494)**	729
Basis changes and investment variances	**(189)**	(18)
Core headline earnings (2) (note 3)	**434**	378

Core headline earnings per share (cents)	**62.09**	55.26
Headline earnings per share (cents)	**159.80**	(48.68)
Earnings per share (cents)	**152.22**	(56.29)
Weighted average number of shares in issue (million)	**699**	684
Dividend per ordinary listed shares (cents)		
Interim	**18.00**	17.50
Final	**25.00**	20.50
Total	**43.00**	38.00

(1) Headline earnings consist of operating profit, investment income, capital appreciation, investment variances and basis and other changes.

(2) Changes in market value of investments can be volatile, therefore core headline earnings have been disclosed which comprise operating profit and investment income only.

METROPOLITAN HOLDINGS – GROUP RESULTS

TABLE 3: CONSOLIDATED BALANCE SHEET	31.12.2003 Rm	31.12.2002 Rm
ASSETS		
Non-current assets	**35 493**	30 931
Investment assets	**34 930**	30 279
Goodwill	**337**	389
Intangible assets	**81**	97
Deferred tax	**24**	40
Tangible assets	**121**	126
Current assets	**1 615**	1 468
Total assets (note 5)	**37 108**	32 399
EQUITY AND LIABILITIES		
Capital and reserves (table 4)	**5 199**	4 329
Outside shareholders' interest	**72**	52
Non-current liabilities	**30 268**	26 610
Policyholders' fund (note 6)	**30 231**	26 600
Deferred tax	**37**	10
Current liabilities	**1 569**	1 408
Total equity and liabilities	**37 108**	32 399

TABLE 4: CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Shareholders' equity at beginning	**4 329**	5 101
Changes in share capital	**77**	(86)
Issue of share capital	**-**	-
Share premium on new issue	**79**	174
Treasury shares acquired	**-**	(110)
Shares acquired and cancelled	**(2)**	(150)
Changes in distributable reserve	**830**	(705)
Revaluation of owner-occupied properties	**33**	(33)
Earnings	**1 064**	(385)
Dividend	**(267)**	(287)
Changes in foreign currency translation reserve	**(4)**	(14)
Foreign currency translation changes	**(16)**	(4)
Transfer to policyholders' fund	**12**	(10)
Change in non-distributable reserve	**(33)**	33
Revaluation of owner-occupied properties	**(33)**	33
Shareholders' equity at end (table 3; note 9)	**5 199**	4 329

METROPOLITAN HOLDINGS – GROUP RESULTS

TABLE 5: CONSOLIDATED CASH FLOW STATEMENT	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Net cash inflow from operating activities	**1 953**	2 061
Net cash outflow from investing activities	**(1 549)**	(1 705)
Net cash in/(out)flow from financing activities	**77**	(86)
Net cash flow	**481**	270
Cash resources and funds on deposit at beginning	**3 395**	3 125
Cash resources and funds on deposit at end	**3 876**	3 395

TABLE 6: STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES	31.12.2003 Rm	31.12.2002 Rm
Total assets per balance sheet (table 3)	**37 108**	32 399
Current liabilities and deferred tax per balance sheet	**(1 606)**	(1 418)
Outside shareholders' interest per balance sheet	**(72)**	(52)
Net assets – group	**35 430**	30 929
Actuarial liabilities under unmatured policies	**(29 570)**	(25 857)
Excess – group (table 7 & 8; note 9)	**5 860**	5 072
Net assets – non-insurance	**(1 165)**	(984)
Excess – insurance and investment business	**4 695**	4 088
Change in excess of insurance and investment business	**607**	(651)
Increase in share capital	**(15)**	(7)
Foreign currency translation changes	**4**	5
Dividend paid	**278**	313
Total surplus arising	**874**	(340)
Operating profit	**246**	246
Investment income	**163**	137
Basis and other changes	**49**	61
Investment variances	**10**	(85)
Capital appreciation/(depreciation)	**406**	(699)
Surplus arising (90:10 fund)	**50**	117
Shareholder's earnings (90:10 fund)	**33**	(12)
Consolidation adjustments	**16**	(21)
Net profit from insurance and investment business	**973**	(256)
Shareholders' tax paid	**217**	5
Goodwill amortised	**15**	15
Income from insurance and investment business (before goodwill and tax) (table 1)	**1 205**	(236)
Capital adequacy requirement (CAR) (Rm)	**1 640**	1 726
Capital adequacy multiple (group excess)	**3.6**	2.9
Capital adequacy multiple (insurance and investment business)	**2.9**	2.4
Second-tier margins	**1 216**	1 078

METROPOLITAN HOLDINGS – GROUP RESULTS

NOTE 1 - INCOME FROM ADMINISTRATION BUSINESS (before tax, goodwill and outside shareholders)	12 mths to 31.12.2003 Revenue Rm	12 mths to 31.12.2003 Expenses Rm	12 mths to 31.12.2003 Total Rm	12 mths to 31.12.2002 Total Rm
Health administration	289	(259)	**30**	31
Asset management	71	(48)	**23**	20
Asset administration	37	(25)	**12**	11
Total income from administration business (table 1)	397	(332)	**65**	62

NOTE 2 – INCOME FROM HOLDING COMPANY (before tax)	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Investment income	**42**	35
Realised and unrealised capital appreciation/(depreciation)	**132**	(142)
Administration expenses	**(34)**	(24)
Net income from holding company (table 1)	**140**	(131)

NOTE 3 – ANALYSIS OF CORE HEADLINE EARNINGS	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Corporate business	**111**	94
Operating profit	**154**	132
Tax	**(43)**	(38)
Retail business	**207**	170
Operating profit	**283**	206
Tax	**(76)**	(36)
International business	**3**	13
Operating profit	**8**	16
Tax	**(5)**	(3)
Metropolitan Health Group	**20**	22
Operating profit	**24**	28
Tax	**(4)**	(6)
Shareholders' equity	**93**	79
Holding company expenses	**(34)**	(24)
Investment income on total shareholders' assets	**168**	145
Income tax on investment income	**(41)**	(42)
Core headline earnings (table 2)	**434**	378
Total operating profit	**469**	382
Holding company expenses	**(34)**	(24)
Investment income on total shareholder assets	**168**	145
Total tax	**(169)**	(125)
Core headline earnings (table 2)	**434**	378

METROPOLITAN HOLDINGS – GROUP RESULTS

NOTE 4 - FUNDS RECEIVED FROM CLIENTS	Gross inflow Rm	Gross outflow Rm	12 mths Net inflow 31.12.2003 Rm	12 mths Net inflow 31.12.2002 Rm
On-balance sheet				
Retail business	3 900	(2 467)	**1 433**	1 288
Corporate business	2 463	(2 281)	**182**	347
International business	721	(367)	**354**	268
Total premiums/claims (note 7, 8)	7 084	(5 115)	**1 969**	1 903
Off-balance sheet				
Health group	3 648	(3 245)	**403**	239
Corporate business	2 685	(1 951)	**734**	682
Total	13 417	(10 311)	**3 106**	2 824

NOTE 5 - ASSETS UNDER MANAGEMENT	31.12.2003 Rm	31.12.2002 Rm
Investment assets	**34 927**	30 279
Strategic investments	**3**	-
Goodwill	**337**	389
Tangible and intangibles assets	**202**	223
Current assets and deferred tax	**1 639**	1 508
Total on-balance sheet assets (table 3)	**37 108**	32 399
Unit trusts	**1 524**	1 393
Health administration	**1 577**	1 281
Metropolitan Asset Managers	**4 729**	3 649
EB segregated assets	**783**	805
Total assets under management	**45 721**	39 527

METROPOLITAN HOLDINGS – GROUP RESULTS

NOTE 6: POLICYHOLDERS' FUND	31.12.2003 Rm	31.12.2002 Rm
Balance at beginning	**26 600**	27 048
Inflow	**11 454**	5 583
Premiums received (note 7)	**7 084**	6 824
Investment return	**4 370**	(1 241)
Investment income	**1 762**	1 888
Realised and unrealised capital appreciation/(depreciation)	**2 608**	(3 129)
Outgo	**(6 606)**	(6 277)
Payments to policyholders (note 8)	**(5 115)**	(4 921)
Sales and distribution costs	**(741)**	(642)
Administration expenses	**(769)**	(697)
Policyholders' tax paid	**19**	(17)
Income from insurance and investment business (table 1 & 6)	**(1 205)**	236
Foreign currency translation changes	**(12)**	10
Balance at end	**30 231**	26 600
Liabilities under insurance contracts	**23 948**	21 172
Liabilities under investment contracts	**5 622**	4 685
90:10 fund surplus	**661**	743
Total (table 3)	**30 231**	26 600

NOTE 7 - PREMIUMS RECEIVED	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Recurring premiums	**4 593**	4 332
Individual life	**3 558**	3 270
Employee benefits	**1 304**	1 278
Re-insurance	**(269)**	(216)
Single premiums	**2 491**	2 492
Individual life	**1 040**	930
Employee benefits	**1 451**	1 562
Total (note 6)	**7 084**	6 824
Insurance contracts	**5 199**	5 457
Investment contracts	**1 885**	1 367
	7 084	6 824
Metropolitan Life Ltd	**6 107**	5 997
Metropolitan Odyssey Ltd	**416**	333
Metropolitan Life (Namibia) Ltd	**322**	313
Metropolitan Life of Botswana Ltd	**186**	181
Metropolitan Lesotho Ltd	**53**	-
	7 084	6 824

METROPOLITAN HOLDINGS – GROUP RESULTS

NOTE 8 – PAYMENTS TO POLICYHOLDERS	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Individual life	**2 735**	2 537
Death and disability claims	**734**	661
Maturity claims	**752**	603
Annuities	**416**	378
Surrenders	**898**	935
Re-insurance recoveries	**(65)**	(40)
Employee benefits	**2 380**	2 384
Death and disability claims	**474**	342
Maturity claims	**703**	141
Annuities	**278**	199
Withdrawal benefits	**206**	339
Terminations	**829**	1 423
Re-insurance recoveries	**(110)**	(60)
Total (note 6)	**5 115**	4 921
Insurance contracts	**3 719**	3 773
Investment contracts	**1 396**	1 148
	5 115	4 921
Metropolitan Life Ltd	**4 654**	4 468
Metropolitan Odyssey Ltd	**207**	228
Metropolitan Life (Namibia) Ltd	**176**	180
Metropolitan Life of Botswana Ltd	**75**	45
Metropolitan Lesotho Ltd	**3**	-
	5 115	4 921

NOTE 9 - ANALYSIS OF ASSETS BACKING GROUP EXCESS	31.12.2003 Rm	31.12.2003 %	31.12.2002 Rm	31.12.2002 %
Listed equities	**2 818**	**54.2**	2 253	52.0
Foreign investments	**439**	**8.4**	599	13.8
Properties	**373**	**7.2**	432	10.0
Fixed interest	**676**	**13.0**	384	8.9
Money market	**425**	**8.2**	166	3.8
Intangible assets	**337**	**6.5**	389	9.0
Other assets	**131**	**2.5**	106	2.5
Group net asset value (table 4)	**5 199**	**100.0**	4 329	100.0
Surplus in 90:10 fund	**661**		743	
Excess – group (table 6)	**5 860**		5 072	

METROPOLITAN HOLDINGS – GROUP RESULTS

TABLE 7: EMBEDDED VALUE	31.12.2003 Rm	31.12.2002 Rm
Excess – group (table 6)	**5 860**	5 072
Adjustments for:		
Asset management (table 15)	**150**	139
Health administration (table 15)	**74**	43
Holding company expenses	**(220)**	(163)
Surplus in 90:10 fund and goodwill (table 8)	**(807)**	(927)
Adjusted net asset value	**5 057**	4 164
Net value of in-force business	**2 493**	2 159
Individual life	**1 993**	1 745
Gross value of in-force business	**2 078**	1 860
Less: Cost of capital	**(85)**	(115)
Employee benefits	**500**	414
Gross value of in-force business	**564**	538
Less: Cost of capital	**(64)**	(124)
Embedded value (table 8)	**7 550**	6 323
Embedded value per share (cents)	**1 068**	911
Adjusted net asset value per share (cents)	**715**	600
Number of shares in issue (million) (net of 41 million treasury shares)	**707**	694

TABLE 8: EMBEDDED VALUE ATTRIBUTABLE TO GROUP	Net asset value Rm	Value of in-force Rm	31.12.2003 Total Rm	31.12.2002 Total Rm
Metropolitan Life Ltd	3 642	2 208	**5 850**	4 812
Metropolitan Odyssey Ltd	129	111	**240**	210
Metropolitan International Ltd	94	-	**94**	290
Metropolitan Life (Namibia) Ltd	146	128	**274**	177
Metropolitan Life of Botswana Ltd	58	42	**100**	73
Metropolitan Lesotho Ltd	3	4	**7**	-
Metropolitan Health Group	279	66	**345**	333
Methealth Namibia Administrators (Pty) Ltd	2	8	**10**	3
Asset management	43	150	**193**	198
Metropolitan Holdings (after consolidation adjustments)	803	(220)	**583**	411
Goodwill	(146)		**(146)**	(184)
Total embedded value (table 7)	5 053	2 497	**7 550**	6 323
Adjustment for surplus in 90:10 fund and goodwill (table 7)	807			
Excess – group (table 6)	5 860			

METROPOLITAN HOLDINGS – GROUP RESULTS

TABLE 9: ANALYSIS OF CHANGES IN GROUP EMBEDDED VALUE	Non-insurance Rm	Insurance operations Rm	31.12.2003 Total Rm	31.12.2002 Total Rm
Profit from new business	75	109	**184**	141
Point of sale	72	103	**175**	132
Expected return to end of period	3	6	**9**	9
Profit from existing business	(118)	492	**374**	(51)
Expected return	55	298	**353**	425
Operating experience variances	(47)	(3)	**(50)**	(204)
Operating assumption changes	(126)	197	**71**	(272)
Embedded value profit from operations	(43)	601	**558**	90
Investment return on net worth	144	464	**608**	(566)
Economic assumption changes	32	160	**192**	(29)
Investment variances	2	63	**65**	(347)
Exchange rate movements	-	(6)	**(6)**	(5)
Total embedded value profit	135	1 282	**1 417**	(857)
Capital raised	64	15	**79**	174
Dividend paid	11	(278)	**(267)**	(287)
Share buy-back and share issue costs	(2)	-	**(2)**	(260)
Increase in embedded value	208	1 019	**1 227**	(1 230)
Return on embedded value (%)			**22.4**	(11.3)

TABLE 10: VALUE OF LIFE INSURANCE NEW BUSINESS	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Retail business	**58**	-
Gross value of new business	**61**	8
Less: Cost of capital	**(3)**	(8)
Corporate business	**34**	60
Gross value of new business	**37**	67
Less: Cost of capital	**(3)**	(7)
International business *	**11**	8
Gross value of new business	**12**	10
Less: Cost of capital	**(1)**	(2)
	103	68

** Net of outside shareholders*

Outside shareholders' interest

Metropolitan Namibia – from 1 January to 30 June 2003: 80.2%, from 1 July to 31 December 2003: 78.7%

Metropolitan Botswana – full year: 75%

METROPOLITAN HOLDINGS – GROUP RESULTS

TABLE 11: SOURCE OF NEW BUSINESS	31.12.2003 APE %	31.12.2003 Total %	31.12.2002 APE %	31.12.2002 Total %
General intermediary channel	**16**	**13**	16	17
Direct writers	**49**	**46**	43	40
Direct mail and telemarketing	**20**	**12**	27	13
Broker distribution	**15**	**29**	14	30

TABLE 12: VALUE OF NON-LIFE NEW BUSINESS	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Health administration	**36**	14
Asset management	**36**	50

TABLE 13: NEW BUSINESS PREMIUMS	12 mths to 31.12.2003 Rm	12 mths to 31.12.2002 Rm
Recurring premiums		
Retail business	**608**	505
Corporate business	**178**	213
International business *	**98**	111
Individual life	**84**	92
Employee benefits	**14**	19
	884	829
Single premiums		
Retail business	**1 019**	882
Corporate business	**1 398**	1 556
International business *	**67**	54
	2 484	2 492
Annual premium equivalent (APE)	**1 132**	1 078

** Net of outside shareholders*

TABLE 14: VALUE OF NEW BUSINESS AS A % OF ANNUAL PREMIUM EQUIVALENT (APE)	Margin 31.12.2003 %	Margin 31.12.2002 %
Retail business	**8.2**	0.0
Corporate business	**10.7**	16.3
International business	**10.5**	6.9
Total	**9.1**	6.3

APE represents new recurring premiums (net of lapses at inception) plus 10% of single premiums.

METROPOLITAN HOLDINGS – GROUP RESULTS

TABLE 15: VALUATION OF NON-LIFE SUBSIDIARIES	Value as per balance sheet Rm	Write-up to fair value Rm	Embedded value Rm
Asset management (table 7 & 8)	43	150	**193**
Health administration (table 7 & 8)	281	74	**355**

Table 16: PRINCIPAL ASSUMPTIONS	31.12.2003 %	31.12.2002 %
Pre-tax investment return		
Equities	**11.3**	12.8
Properties	**11.3**	12.8
Government stock	**9.3**	10.8
Cash	**7.3**	8.8
Risk discount rate	**11.8**	14.3
Investment return (before tax) – smoothed bonus	**10.7**	12.2
Expense inflation rate	**6.5**	8.0

TABLE 17: LIFE BUSINESS: SENSITIVITIES – 31.12.2003		Change in base value of: In-force business %	New business %	Notes
1%	Increase in risk discount rate	(5.5)	(9.4)	(i)
1%	Reduction in risk discount rate	5.8	10.6	(i)
10%	Increase in initial/maintenance and recurring expenses	(7.1)	(15.5)	(ii)
1%	Increase in expense and salary inflation	(3.0)	(4.1)	(ii)
10%	Increase in assumed lapses and surrenders	(1.6)	(8.1)	
10%	Increase in mortality and morbidity for assurances / reduction in mortality for annuities	(17.2)	(62.2)	(ii)
1%	Reduction in assumed investment return	(10.7)	(6.2)	(iii)
10%	Fall in market value of assets	(6.0)		
10%	Reduction in premium indexation take-up rate (from 60% to 50%)	(1.6)	(4.7)	
10%	Reduction in the number of new policies written		(22.9)	
10%	Increase in non-commission related acquisition expenses		(19.6)	
1%	Increase in risk discount rate impact on cost of CAR	(2.3)		(iv)
1%	Reduction in risk discount rate impact on cost of CAR	2.7		(iv)
Base value before cost of CAR (rand million)		2 642	110	

(i) The risk discount rate appropriate to an investor depends on the investor's own requirements, tax position and perception of the risk associated with the realisation of the future profits of Metropolitan Holdings and its subsidiaries.

(ii) No corresponding changes in variable policy charges are assumed, although in practice it is likely that variable charges will be modified according to circumstances.

(iii) Bonus rates are assumed to change commensurately.

(iv) A change in the risk discount rate also has a noticeable effect on the cost of holding the required CAR levels. The sensitivity of the cost of CAR to changes in the other assumptions was tested and found to be immaterial (under 0.1%). Other sensitivities above exclude the impact on the cost of CAR.

METROPOLITAN HOLDINGS – GROUP RESULTS

TABLE 18: STOCK EXCHANGE PERFORMANCE	**12 mths to 31.12.2003**	12 mths to 31.12.2002	12 mths to 31.12.2001
Value of shares traded (rand million) *	**994**	1 652	2 472
Volume of shares traded (million) *	**165**	246	273
Shares traded (% of total shares in issue)	**23.6**	35.4	39.0
Value of shares traded – life insurance (J084 / IX42 – rand billion)	**40.8**	42.9	40.1
Value of shares traded – top 40 index (J200 / FI01 – rand million)	**653.4**	684.1	504.9
Trade prices (cents per share)			
Highest	**750**	902	1 060
Lowest	**470**	485	650
Last sale of year (31 December)	**685**	610	800
Percentage change during year	**12.30**	(23.75)	(18.28)
Percentage change – life insurance sector (J084)	**0.45**	(18.04)	(15.69)
Percentage change – top 40 index (J200)	**9.37**	(14.13)	28.41
31 December			
Price / core headline earnings ratio	**11.03**	11.04	15.24
Dividend yield % (dividend on listed shares)	**6.28**	6.23	4.38
Dividend yield – top 40 index (J200)	**2.85**	5.76	3.37
Total shares issued (million)			
Listed	**637**	635	667
Ordinary shares #	**627**	628	661
Share incentive scheme	**10**	7	6
Unlisted	**70**	59	33
Share purchase scheme	**70**	59	33
Total	**707**	694	700
Market capitalisation at year-end (rand billion)#	**4.84**	4.23	5.60
Percentage of life insurance sector	**5.96**	5.27	n/a

* 2002 is net of 33 million shares acquired for R260 million and 2001 is net of 28 million shares acquired for R234 million as part of a share buy-back.

\# Net of 41 million treasury shares held by a subsidiary company for both 2002 and 2003.

METROPOLITAN